EXHIBIT 99.1

Enthusiast Gaming’s U.GG Adds World of Warcraft to its Data-Driven Community and Insights Platform

Launch of World of Warcraft Builds on Success with League of Legends, Bringing Popular Data-Driven Tools to a Wider Group of Passionate Gamers

LOS ANGELES, July 27, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), the leading gaming media and entertainment company, today announced that its data-driven and insights platform, U.GG, has expanded to include content and support for World of Warcraft (WoW), one of the largest massive multiplayer online role-playing (MMORPG) games in the world.

The expansion into World of Warcraft capitalizes on U.GG’s established position as one of the go-to resources for League of Legends players looking to improve their skills with over 10 million monthly average users, making it the dominant multi-title gaming community and insights platform.

U.GG’s new World of Warcraft site (u.gg/wow) provides objective, quantifiable, data-driven recommendations to help players of all levels improve their skills and mechanics via game data and statistics. With data sourced from both the Blizzard API and the Warcraftlogs API, along with community-driven simulation tools, the site features:

  Talent and best-in-slot gear recommendations for each class and spec in the game
  Programmatically generated tier lists for Raiding, Mythic+, and player vs. player (PVP) content
  Granular filtering, allowing users to see exactly what they need before going into any end-game situation
  Integration of recommendations into the qualitative guide content found at Icy Veins (icy-veins.com/wow), Enthusiast Gaming’s companion resource hub for players of RPG games, including World of Warcraft, Diablo IV and other popular titles

"Our team at U.GG have built one of the pre-eminent destinations for League of Legends fans to improve their gameplay performance, and I have no doubt they will do the same for World of Warcraft and other games to come,” Nick Brien, CEO of Enthusiast Gaming, said. "U.GG's growth to become a multi-title platform is part of the broader strategy at Enthusiast Gaming to convert our most successful products into platforms, which we believe will drive accelerated growth and profitability for our company."

World of Warcraft is a subscription-based MMORPG released by Blizzard Entertainment in 2004 with an audience made up of a passionate and global Millennial audience. The popularity of the World of Warcraft franchise has expanded with the recent launch of Wrath of the Lich King® Classic and Dragonflight™. Now, the game attracts approximately 8.5 million monthly players.

"WoW is a game people love to both play and live stream, so it was an obvious next step for U.GG as we aim to build the largest community-centric platform for gaming enthusiasts. Our goal is to bring players the absolute best gaming experiences,” Shinggo Lu, Chief Product Officer at Enthusiast Gaming, said. “We are encouraged by the early engagement metrics that indicate that players are incorporating our new site as a key resource in their WoW journey."

About Enthusiast Gaming
Enthusiast Gaming is a leading gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

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Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans and anticipated product expansions.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.